SP FUNDS TRUST N-1A/A

Exhibit 99.(l)(1)

 SUBSCRIPTION AGREEMENT

This Agreement is made as of the 6th day of November, 2023 between SP Funds Management, LLC (the “Purchaser”), a Florida limited liability company, and SP Funds Trust, a Delaware statutory trust (the “Trust”). A copy of the Certificate of Incorporation is on file with Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 5,000 common shares of beneficial interest (“Shares”) of the SP Funds S&P Global Technology ETF at $20.00 per Share for an aggregate purchase price of $100,000.00 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Trust of said payment;

NOW, THEREFORE, the parties hereto agree as follows:

1.       Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust $100,000.00 in full payment for the Shares.

2.       The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

SP Funds Management, LLC

/s/ Naushad Virji
Name: Naushad Virji
Title: Manager

SP Funds Trust

/s/ Irfan Chaudhry
Name: Irfan Chaudhry
Title: President and Principal Executive Officer